Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2006

Mr. Jeffrey R. Black
Executive Vice President and Chief Financial Officer
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, PA 19317

> **Re:** **Endo Pharmaceuticals Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-15989**

Dear Mr. Black:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

Critical Accounting Policies and Estimates, page 49

1. Your discussion of critical accounting policies does not explain how the estimates have affected your results of operations. Provide to us disclosure that quantifies how accurate your estimates and assumptions have been in the past. Refer to Release No. 33-8350.

Results of Operations, page 52

2. Days sales in accounts receivable increased to 112 days at December 31, 2005 from 82 days at December 31, 2004. Your state that the reason for the increase is

due to the timing and volume of net sales during the year ended December 31, 2005.  This explanation is not adequate in explaining the increase in accounts receivable. Further explain to us, in disclosure-type format, the reason for the increase and why revenue has been recognized in the proper periods.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. License and Collaboration Agreements, page F-14

3.      Please provide us with additional information regarding your capitalization of the up-front license fees of $25 million, $7.5 million and $10.0 million paid pursuant to your agreements with SkyePharma, Inc., EpiCept Corp. and Orexo AB in December 2002, December 2003 and August 2004, respectively. That is, clarify how your decision to capitalize each of these up-front payments correlates to paragraph 11 c. of SFAS No. 2 and specify the stage of development for the related product or products at the time you paid the up-front license fee under each agreement.  Further, explain why you believe it is appropriate to capitalize the initial payment, but expense subsequent payments as research and development expense. We note that the payment to Orexo AB was for the right to develop and market the product.  Fully explain why the payment should not be expensed as research and development if that payment was for, in part, the right to develop.  Contrast the accounting for Orexo AB with the accounting for the ProEthic agreement, pursuant to which the entire upfront payment was expensed. Relate the $20 million expensed as research and development in 2005, as discussed in Note 7.

4.      Please provide us with additional information regarding the events that triggered the $5 million receivable due to you from SkyePharma, Inc in 2005. Please also identify where you offset the $5 million reduction to the license intangible asset and cite the authoritative literature that supports your treatment.

7. Goodwill and Other Intangibles, page F-18

5.      Please provide us with additional information, in a disclosure-type format, regarding the $11.5 million decrease in your gross license intangible asset from December 31, 2004 to December 31, 2005. Specifically, please discuss the $5.5 million impairment that you recorded at December 31, 2005 related to your license agreement with Noven Pharmaceuticals, Inc. ("Noven") and address any additional impairment(s) that contributed to the overall $11.5 million decrease. Explain why it was appropriate to capitalize the payment to Noven prior to FDA approval of the product.

\* \* \* \*

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant